NEVSUN RESOURCES LTD. Condensed Consolidated Interim Financial Statements Three months ended March 31, 2013 (Expressed in thousands of United States dollars) Unaudited – Prepared by Management

NEVSUN RESOURCES LTD. Condensed Consolidated Interim Balance Sheets Unaudited (Expressed in thousands of United States dollars)

	Note	March 31, 2013	December 31, 2012

Assets

Current assets
Cash and cash equivalents	5	$335,168	$396,404
Accounts receivable and prepaids	6	36,447	27,870
Inventories	7	54,791	45,864
		426,406	470,138

Non-current assets
Due from non-controlling interest	8	63,846	63,130
Mineral properties, plant and equipment	9	363,869	340,428
		427,715	403,558
Total assets		$854,121	$873,696

Liabilities and equity

Current liabilities
Accounts payable and accrued liabilities	10	$16,398	$18,130
Dividends payable	11	-	9,949
Income taxes payable		9,297	43,615
		25,695	71,694

Non-current liabilities
Deferred income taxes		26,412	20,704
Provision for mine closure and reclamation	12	18,217	18,013
		44,629	38,717
Total liabilities		70,324	110,411

Equity
Share capital	13	405,064	404,960
Share-based payments reserve		14,050	13,145
Retained earnings		212,323	201,698
Equity attributable to Nevsun shareholders		631,437	619,803

Non-controlling interest		152,360	143,482
Total equity		783,797	763,285
Total liabilities and equity		$854,121	$873,696
Contingencies (note 18)

The accompanying notes form an integral part of these unaudited condensed consolidated interim financial statements.

NEVSUN RESOURCES LTD. Condensed Consolidated Interim Statements of Comprehensive Income Unaudited (Expressed in thousands of United States dollars, except per share amounts)

		Three months ended March 31,
	Note	2013	2012
Revenues	14	$71,130	$149,390
Cost of sales
Operating expenses	15	(25,136)	(23,127)
Royalties		(3,611)	(7,361)
Depreciation and depletion		(4,604)	(8,274)
Operating income		37,779	110,628

Administrative expenses	16	(3,017)	(421)
Finance income		820	1,117
Finance costs		(204)	(153)
Income before taxes		35,378	111,171

Income taxes	17	(15,875)	(42,408)
Net income and comprehensive income		$19,503	$68,763

Net income and comprehensive income attributable to:
Nevsun shareholders		$10,625	$41,238
Non-controlling interest		8,878	27,525
		$19,503	$68,763

Earnings per share attributable to Nevsun shareholders:	13(f)
Basic		$0.05	$0.21
Diluted		$0.05	$0.20

The accompanying notes form an integral part of these unaudited condensed consolidated interim financial statements.

NEVSUN RESOURCES LTD. Condensed Consolidated Interim Statements of Cash Flows Unaudited (Expressed in thousands of United States dollars)

		Three months ended March 31,
	Note	2013	2012
Cash provided by (used in)
Operating
Net income		$19,503	$68,763
Items not involving the use of cash:
Accretion on reclamation liability	12	204	153
Depreciation and depletion		4,612	8,274
Income taxes	17	15,875	42,408
Share-based payments and stock appreciation rights	13(c), 13(d)	1,010	(703)
Interest income on due from non-controlling interest	8	(716)	(1,091)
Gain on disposal of plant and equipment		(36)	-

		40,452	117,804
Changes in non-cash operating capital
Accounts receivable and prepaids		(8,337)	(34,760)
Inventories		(8,916)	(3,937)
Accounts payable and accrued liabilities		(1,660)	(3,829)
Income taxes paid	17	(44,484)	(114,432)

Net cash used in operating activities		(22,945)	(39,154)
Investing
Expenditures on property, plant and equipment		(7,706)	(3,977)
Expenditures on property, plant and equipment – copper phase		(16,665)	(10,959)
Expenditures on exploration and evaluation		(3,897)	(659)
Changes in non-cash working capital related to investing activities		(154)	(1,122)

Net cash used in investing activities		(28,422)	(16,717)
Financing
Dividends paid to Nevsun shareholders	11	(9,949)	(10,013)
Distribution to non-controlling interest		-	(10,000)
Receipt of purchase price settlement from non-controlling interest	8	-	6,770
Interest received on due from non-controlling interest	8	-	230
Issuance of common shares, net of issue costs		80	695

Net cash used in financing activities		(9,869)	(12,318)
Decrease in cash and cash equivalents		(61,236)	(68,189)
Cash and cash equivalents, beginning of period		396,404	347,582
Cash and cash equivalents, end of period		$335,168	$279,393

Non-cash investing and financing transactions
Reclassification of share-based payments reserve to share capital upon exercise of options		$24	$231

The accompanying notes form an integral part of these unaudited condensed consolidated interim financial statements.

NEVSUN RESOURCES LTD. Condensed Consolidated Interim Statements of Changes in Equity Unaudited (Expressed in thousands of United States dollars)

	Number of shares (note 13)	Share capital (note 13)	Share-based payments reserve	Retained earnings	Equity attributable to Nevsun shareholders	Non-controlling interest	Total equity
December 31, 2011	200,254,715	$409,305	$11,736	$76,383	$497,424	$110,048	$607,472

Exercise of stock options	215,700	695	-	-	695	-	695
Transfer to share capital on exercise of options	-	231	(231)	-	-	-	-
Share-based payments	-	-	660	-	660	-	660
Income for the period	-	-	-	41,238	41,238	27,525	68,763
Distribution to non-controlling interest	-	-	-	-	-	(10,000)	(10,000)
March 31, 2012	200,470,415	$410,231	$12,165	$117,621	$540,017	$127,573	$667,590

Exercise of stock options	245,000	850	-	-	850	-	850
Transfer to share capital on exercise of options	-	151	(151)	-	-	-	-
Repurchase and cancellation of shares	(1,732,600)	(6,272)	-	-	(6,272)	-	(6,272)
Share-based payments	-	-	1,131	-	1,131	-	1,131
Income for the period	-	-	-	104,024	104,024	73,909	177,933
Dividends declared	-	-	-	(19,947)	(19,947)	-	(19,947)
Distribution to non-controlling interest	-	-	-	-	-	(58,000)	(58,000)
December 31, 2012	198,982,815	$404,960	$13,145	$201,698	$619,803	$143,482	$763,285

Exercise of options	25,000	80	-	-	80	-	80
Transfer to share capital on exercise of options	-	24	(24)	-	-	-	-
Share-based payments	-	-	929	-	929	-	929
Income for the period	-	-	-	10,625	10,625	8,878	19,503
March 31, 2013	199,007,815	$405,064	$14,050	$212,323	$631,437	$152,360	$783,797

The accompanying notes form an integral part of these unaudited condensed consolidated interim financial statements.

NEVSUN RESOURCES LTD.
Notes to Condensed Consolidated Interim Financial Statements
Unaudited
(Expressed in thousands of United States dollars, unless otherwise stated)
Three months ended March 31, 2013

1.	Nature of business

Nevsun Resources Ltd. and its subsidiaries (collectively, Nevsun or the Company) are in the mineral property exploration, development, extraction and processing business in Africa. The Company’s principal operation is the Bisha Mine, held via the Eritrean registered corporation, Bisha Mining Share Company (BMSC or the Bisha Mine), in which Nevsun has a 60% interest. Nevsun is incorporated in Canada and maintains its head office and registered office at Suite 760 – 669 Howe Street, Vancouver, British Columbia, Canada, V6B 0C4.

The Company’s continuing operations and the underlying value and recoverability of amounts shown for its mineral properties, plant and equipment are dependent upon continuing profitable production or proceeds from the disposition of its mineral property interests. Future profitable production is primarily dependent on the quality of ore resources, future metals prices, operating and environmental costs, fluctuations in currency exchange rates, political risks and varying levels of taxation. While the Company actively tries to manage these risks, certain of these factors are beyond its control. The Company has not entered into derivative financial instruments to manage foreign exchange or commodity price exposure.

2.	Basis of preparation

These unaudited condensed consolidated interim financial statements have been prepared on a historical cost basis except that liabilities for cash settled share-based payment arrangements are measured at fair value. In addition, these unaudited condensed consolidated interim financial statements have been prepared using the accrual basis of accounting and have been prepared in accordance with the International Financial Reporting Standards and Interpretations (collectively, IFRS) as issued by the International Accounting Standards Board (IASB) applicable to the preparation of interim financial statements, including IAS 34,Interim Financial Reporting.

These unaudited condensed consolidated interim financial statements follow the same accounting policies and methods of application as the audited consolidated annual financial statements of the Company for the year ended December 31, 2012, except as disclosed in note 4 and except that they do not include all the information and note disclosures required by IFRS for annual financial statements and therefore should be read in conjunction with the Company’s audited consolidated financial statements for the year ended December 31, 2012.

These unaudited condensed consolidated interim financial statements were approved for issue by the Audit Committee on May 8, 2013.

3.	Significant accounting estimates and judgements

The preparation of the unaudited condensed consolidated interim financial statements requires management to make estimates and judgements and to form assumptions that affect the reported amounts of assets and liabilities. Management’s estimates and judgements are continually evaluated and are based on historical experience and other factors that management believes to be reasonable under the circumstances. Actual results may differ from these estimates. The significant accounting estimates and judgements applied in the preparation of the Company’s unaudited condensed consolidated interim financial statements are consistent with those applied and disclosed in notes 5 and 6 to the Company’s consolidated financial statements for the year ended December 31, 2012.

4.	Changes in accounting standards

The following changes in accounting standards were adopted by the Company on January 1, 2013:

NEVSUN RESOURCES LTD.
Notes to Condensed Consolidated Interim Financial Statements
Unaudited
(Expressed in thousands of United States dollars, unless otherwise stated)
Three months ended March 31, 2013

4.	Changes in accounting standards (continued)

(a)	Consolidation

In May 2011, the IASB issued IFRS 10 –Consolidated Financial Statements (IFRS 10), which supersedes SIC 12 – Consolidation – Special Purpose Entities and the requirements relating to consolidated financial statements in IAS 27 – Consolidated and Separate Financial Statements. IFRS 10 is effective for annual periods beginning on or after January 1, 2013, with earlier application permitted. IFRS 10 establishes control as the basis for an investor to consolidate its investees and defines control as an investor’s power over an investee with exposure, or rights, to variable returns from the investee and the ability to affect the investor’s returns through its power over the investee.

In addition, the IASB issued IFRS 12 –Disclosure of Interests in Other Entities (IFRS 12) which combines and enhances the disclosure requirements for the Company’s subsidiaries and associates. The requirements of IFRS 12 include enhanced reporting of the nature of risks associated with the Company’s interests in other entities, and the effects of those interests on the Company’s consolidated financial statements. IFRS 12 is also effective for annual periods beginning on or after January 1, 2013, with early adoption permitted.

The adoption of IFRS 10 and IFRS 12 has not had a significant impact on the Company’s consolidated financial statements.

(b)	Fair value measurement

In May 2011, the IASB issued IFRS 13 -Fair Value Measurement (IFRS 13) as a single source of guidance for all fair value measurements required by IFRS to reduce the complexity and improve consistency across its application. The standard provides a definition of fair value and guidance on how to measure fair value as well as a requirement for enhanced disclosures. IFRS 13 requires that when using a valuation technique to measure fair value, the use of relevant observable inputs should be maximized while unobservable inputs should be minimized. IFRS 13 is effective for annual periods beginning on or after January 1, 2013, with early adoption permitted.

The adoption of IFRS 13 has not had a significant impact on the Company’s consolidated financial statements.

5.	Cash and cash equivalents

	March 31, 2013	December 31, 2012
Cash	$43,168	$64,404
Cash equivalents	292,000	332,000
	$335,168	$396,404

Cash and cash equivalents located outside of Africa at March 31, 2013, equal $327,052 (December 31, 2012 - $376,129).

6.	Accounts receivable and prepaids

	March 31, 2013	December 31, 2012
Trade receivables	$17,781	$4,736
Advances to vendors	16,842	20,808
Prepaid expenses	1,236	1,829
Other receivables	588	497
	$36,447	$27,870

NEVSUN RESOURCES LTD.
Notes to Condensed Consolidated Interim Financial Statements
Unaudited
(Expressed in thousands of United States dollars, unless otherwise stated)
Three months ended March 31, 2013

6.	Accounts receivable and prepaids (continued)

Trade receivables relate to doré that was received by refiners but not settled as at March 31, 2013. The full value of the trade receivables was collected subsequent to March 31, 2013.

7.	Inventories

	March 31, 2013	December 31, 2012
Materials and supplies	$43,403	$36,950
Work-in-progress	8,464	6,368
Finished goods	2,924	2,546
	$54,791	$45,864

Depreciation of $1,550 is included in work-in-progress and finished goods inventories at March 31, 2013 (December 31, 2012 – $1,526).

8.	Due from non-controlling interest

The non-controlling interest in BMSC is held by the State owned Eritrean National Mining Corporation (ENAMCO).

In 2007 the Company entered into an agreement with ENAMCO whereby the State increased its interest in BMSC to 40%. The amount receivable from ENAMCO bears interest at 12 month US dollar LIBOR plus 4%. The carrying amount of the due from non-controlling interest is a reasonable approximation of its fair value. Interest of $716 (Q1 2012 - $1,091) has been accrued on this receivable and recorded as finance income for the three months ended March 31, 2013.

In Q1 2013, there were no amounts collected from the non-controlling interest.

9.	Mineral properties, plant and equipment

	Exploration and evaluation	Construction- in-progress	Mineral properties	Plant and equipment	Total
Cost
December 31, 2012	$8,309	$87,255	$38,688	$268,242	$402,494
Additions	3,897	16,665	-	7,706	28,268
Disposals	-	-	-	(238)	(238)
March 31, 2013	$12,206	$103,920	$38,688	$275,710	$430,524
Accumulated depreciation
December 31, 2012	$-	$-	$3,623	$58,443	$62,066
Charge for the period	-	-	512	4,112	4,624
Disposals	-	-	-	(35)	(35)
March 31, 2013	-	-	4,135	62,520	66,655
Net book value March 31, 2013	$12,206	$103,920	$34,553	$213,190	$363,869
Net book value December 31, 2012	$8,309	$87,255	$35,065	$209,799	$340,428

NEVSUN RESOURCES LTD.
Notes to Condensed Consolidated Interim Financial Statements
Unaudited
(Expressed in thousands of United States dollars, unless otherwise stated)
Three months ended March 31, 2013

9.	Mineral properties, plant and equipment (continued)

The Company’s mineral properties are located in western Eritrea, a country located in north-eastern Africa. The mineral properties include the Bisha Mine, the Harena mining license and the Mogoraib River exploration license. The Bisha Mine consists of a 39 km² mining agreement area that is inclusive of a 16.5 km² mining license. The mining license for the gold-silver-copper-zinc Bisha Mine was granted in 2008 for an initial period of 20 years. The Harena mining license is a 7.5 km², 10 year license that was conditionally granted, pending final approval of application materials by the Ministry of Energy and Mines of Eritrea. The Mogoraib River exploration license is 97.4 km² and expires on July 3, 2013. The Company is seeking an extension to the Mogoraib River exploration license.

Costs classified as mineral properties represent historic exploration and development costs at the Bisha Mine and Harena mining license. Construction-in-progress at the end of the quarter represents costs associated with the copper phase expansion at the Bisha Mine.

10.	Accounts payable and accrued liabilities

	March 31, 2013	December 31, 2012
Trade accounts payable	$5,579	$5,675
Accrued royalties	3,611	4,964
Accrued liabilities	7,208	7,491
	$16,398	$18,130

The Company incurs a 5% precious metals royalty payable to the State of Eritrea. Total royalties paid to the State of Eritrea in Q1 2013 were $4,964 (Q1 2012 – $8,528), all of which related to the prior quarter precious metals sales.

11.	Dividends

On November 15, 2012, the Company declared a $0.05 per share dividend for shareholders of record on December 31, 2012. Dividends of $9,949 were paid on January 15, 2013. In the comparable period dividends of $10,013 were paid on January 16, 2012.

12.	Provision for mine closure and reclamation

Balance, December 31, 2012	$18,013
Accretion	204
Balance, March 31, 2013	$18,217

The Company’s provision for mine closure and reclamation consists of costs accrued based on the current best estimate of mine closure and reclamation activities that will be required at the Bisha and Harena sites upon completion of mining. These activities include costs for earthworks, including land re-contouring and re-vegetation, water treatment and demolition. The Company’s provision for future mine closure and reclamation costs is based on the level of known disturbance at the reporting date, known legal requirements and estimates prepared by a third party specialist. It is not currently possible to estimate the impact on operating results, if any, of future legislative or regulatory developments.

NEVSUN RESOURCES LTD.
Notes to Condensed Consolidated Interim Financial Statements
Unaudited
(Expressed in thousands of United States dollars, unless otherwise stated)
Three months ended March 31, 2013

12.	Provision for mine closure and reclamation (continued)

During 2012 estimates prepared by the third party specialist were updated to include the Harena mining license area, as well as increases in cost estimates for certain reclamation activities. Management used a pre-tax discount rate of 4.84% and an inflation factor of 3.0% in preparing the Company’s provision for mine closure and reclamation. Although the ultimate amount to be incurred is uncertain, based on development, legal requirements and estimated costs as at March 31, 2013, the undiscounted inflation-adjusted liability for provision for mine closure and reclamation is estimated to be approximately $29,600 (December 31, 2012 – $29,600). The cash expenditures are expected to occur over a period of time extending several years after the projected closure of the Bisha and Harena sites.

13.	Share capital

(a)	Authorized share capital consists of an unlimited number of common shares without par value.

(b)	On March 19, 2012, the Company announced a common share repurchase program in accordance with the rules of the Toronto Stock Exchange. The program allowed for the purchase of up to 4,009,408 common shares of the Company. The purchases were authorized to commence no earlier than March 26, 2012, and continued until September 26, 2012. To March 31, 2012, no common shares had been repurchased. For the balance of 2012, the Company repurchased 1,732,600 common shares for a cost of $6,272.

(c)	Stock options

The Company’s ability to grant stock options under its former stock option plan (the Former Plan) expired April 27, 2012. A new stock option plan (the New Plan) was approved by shareholders at a Special Meeting on September 5, 2012. The Former Plan will remain in existence until all outstanding options that have been issued under it have been exercised, cancelled or otherwise expired. In accordance with the Company’s intention to reduce the cost of an equity based plan to shareholders, the New Plan is more restrictive than the Former Plan in the number of shares that can be issued (maximum 6.75% of issued and outstanding shares, versus 10% in the Former Plan) and the length of time before expiry (5 years, versus 10 years in the Former Plan).

The Company has recorded the fair value of all options granted using the Black-Scholes model. Share-based payment costs are amortized over vesting periods ranging between 6 and 24 months. During the three months ended March 31, 2013, share-based payment costs were calculated using the following weighted average assumptions: expected life of option 2.4 years (2012 – 2.5 years), stock price volatility 62% (2012 – 65%), dividend yield 2.5% (2012 – 3.0%), and a risk-free interest rate of 1.0% (2012 – 1.1%). The fair value is particularly impacted by the Company’s stock price volatility.

The three months ended March 31, 2013, included $929 (Q1 2012 - $660) in share-based payment costs, $708 (Q1 2012 - $323) of which are presented in administrative expenses and $221 (Q1 2012 – $337) in operating expenses.

	Number of options	Weighted average exercise price (CAD)
Outstanding, December 31, 2012	10,857,500	$4.08
Granted	250,000	4.30
Exercised as stock options	(25,000)	3.14
Exercised as stock appreciation rights	(250,000)	3.53
Outstanding, March 31, 2013	10,832,500	$4.10

NEVSUN RESOURCES LTD.
Notes to Condensed Consolidated Interim Financial Statements
Unaudited
(Expressed in thousands of United States dollars, unless otherwise stated)
Three months ended March 31, 2013

13.	Share capital (continued)

(c)	Stock options (continued)

Type	Range of exercise price (CAD)	Number of options	Average remaining life in years
Vested (exercisable)	$1.35 - 1.70	600,000	0.9
Vested (exercisable)	$3.14 - 4.81	4,525,000	2.2
Vested (exercisable)	$5.58 - 6.34	2,307,500	2.8
Unvested	$4.27 - 4.81	3,115,000	4.6
Unvested	$5.58 - 6.34	285,000	3.5
Total	$1.35 - 6.34	10,832,500	3.0

The weighted average share price of the Company on the dates options were exercised in the three months ended March 31, 2013, was CAD $4.40 (Q1 2012 – CAD $6.20). The weighted average price of options exercisable at the end of the period was CAD $3.93 (December 31, 2012 – CAD $3.92).

(d)	Stock appreciation rights

The liability associated with stock appreciation rights increased in the three months ended March 31, 2013, resulting in an expense of $81 (Q1 2012 – credit of $1,362) in administrative expenses.

(e)	Shares reserved for issuance (fully diluted)

Number of shares
Issued and fully paid at March 31, 2013	199,007,815
Reserved for stock options and stock appreciation rights (note 13(c) and (d))	10,832,500
Shares reserved for issuance (fully diluted) at March 31, 2013	209,840,315

(f)	Earnings per share

The calculation of earnings per share is based on the following data:

	March 31, 2013	March 31, 2012
Net income attributable to Nevsun shareholders	$10,625	$41,238
Effect of dilutive securities:
Change in stock appreciation rights liability	81	(1,362)
Diluted net income attributable to Nevsun shareholders	$10,706	$39,876
Weighted average number of common shares outstanding for the purpose of basic earnings per share (000s)	199,005	200,439
Dilutive options and stock appreciation rights	1,220	1,988
Weighted average number of common shares outstanding for the purpose of diluted earnings per share (000s)	200,225	202,427
Earnings per share (in $)
Basic	$0.05	$0.21
Diluted	$0.05	$0.20

Basic earnings per share is computed by dividing the net income attributable to Nevsun shareholders by the weighted average number of common shares outstanding during the year. Diluted earnings per share reflects the potential dilution of outstanding stock options and equity-settleable stock appreciation rights in the weighted average number of common shares outstanding during the year, if dilutive.

NEVSUN RESOURCES LTD.
Notes to Condensed Consolidated Interim Financial Statements
Unaudited
(Expressed in thousands of United States dollars, unless otherwise stated)
Three months ended March 31, 2013

14.	Revenues

	Three months ended March 31,
	2013	2012
Gold sales	$65,989	$142,262
Silver sales	5,141	7,128
Revenues	$71,130	$149,390

15.	Operating expenses

	Three months ended March 31,
	2013	2012
Materials and supplies	$16,707	$13,830
Salaries and employee benefits	7,710	5,193
Share-based payments	221	337
Contractors	1,958	394
Change in inventories	(2,449)	1,054
Other	989	2,319
	$25,136	$23,127

16.	Administrative expenses

	Three months ended March 31,
	2013	2012
Salaries and employee benefits	$1,081	$542
Share-based payments	789	(1,039)
Other	1,147	918
	$3,017	$421

17.	Income taxes

	Three months ended March 31,
	2013	2012
Current income taxes	$(10,167)	$(49,555)
Deferred income taxes	(5,708)	7,147
Income taxes	$(15,875)	$(42,408)

The Company paid $44,484 in income taxes in Eritrea in Q1 2013, in addition to $95,000 paid in 2012 to settle the total 2012 Eritrean income tax liability of $139,484.

The Company paid $114,432 in income taxes in Eritrea in Q1 2012, in addition to $36,000 paid in Q4 2011 to settle the total 2011 Eritrean income tax liability of $150,432.

NEVSUN RESOURCES LTD.
Notes to Condensed Consolidated Interim Financial Statements
Unaudited
(Expressed in thousands of United States dollars, unless otherwise stated)
Three months ended March 31, 2013

18.	Contingencies

Putative class action complaints

Two putative class actions were filed in the United States District Court for the Southern District of New York, on March 13, 2012, and March 28, 2012, respectively, naming the Company and certain officers of the Company as defendants (hereafter the US Actions). The plaintiffs assert claims under Sections 10(b) and 20(a) of the Securities Exchange Act of 1934, based on alleged misrepresentations and omissions relating to the amount of gold reserves at the Bisha Mine. The plaintiffs purport to bring suit on behalf of all purchasers of the Company's publicly traded securities between March 31, 2011, and February 6, 2012. Plaintiffs seek unspecified damages, interest, costs and attorneys' fees on behalf of the putative class. By order of court, the two cases have been consolidated, and a consolidated amended complaint was filed on August 21, 2012. The consolidated amended complaint expanded the purported class period to run from March 28, 2011, until February 6, 2012, and asserted alleged misrepresentations and omissions relating the Bisha Mine’s “strip ratio” throughout 2011, the omission of “material negative trends”, allegedly in violation of a disclosure duty under U.S. Regulation S-K, and the departure of certain senior executives at the Bisha Mine. On September 20, 2012, the Company filed a motion to dismiss all claims against the Company and its officers. The legal briefing of that motion was completed on November 7, 2012, and the Company is awaiting a ruling from the courts.

A putative class action also was filed in the Ontario Superior Court of Justice on July 12, 2012, naming the Company and certain officers of the Company as defendants (hereafter the Canadian Actions). The plaintiff’s Statement of Claim asserts claims for (i) violation of certain provisions of the Ontario Securities Act, as well as the equivalent statutes of other provinces; (ii) negligent misrepresentation; and (iii) vicarious liability of the Company, based on alleged misrepresentations and omissions relating to the amount of gold reserves, and the grade of the mineable gold reserves, at the Bisha Mine. The plaintiffs purport to bring suit on behalf of all purchasers of the Company’s publicly traded securities between March 31, 2011, to and including February 6, 2012, including purchasers of the Company’s stock on the Toronto and American Stock Exchanges. The plaintiffs amended their claim on February 13, 2013, to add further detail to their factual allegations. The Canadian Actions are based on essentially the same set of facts and the same alleged misrepresentations as the U.S. Actions. The plaintiff seeks damages in the sum of $100 million plus interest and costs, on behalf of the putative class. The Canadian Actions are expected to proceed more slowly than the US Actions, due to differences between US and Canadian procedural rules.

It is not possible at this time to estimate the ultimate outcome of the US and Canadian Actions. The Company believes the allegations are without merit and will vigorously defend itself in these actions.

19.	Segment information

The Company conducts its business as a single operating segment being the mining business in Africa. All mineral properties and equipment are situated in Africa. See note 5 for location of cash and cash equivalents.